March 24, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Growth eREIT VII, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

       Re: Fundrise Growth eREIT VII, LLC
           Offering Statement on Form 1-A
           Filed February 26, 2020
           File No. 024-11162

Dear Mr. Miller:

       We have reviewed your offering statement and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction